NuPathe Inc.
227 Washington Street, Suite 200
Conshohocken, PA 19428
July 30, 2010
VIA EDGAR, FEDERAL EXPRESS AND FACSIMILE NO. 202-772-9198
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Jeffrey P. Riedler, Assistant Director Bryan J. Pitko

Re:	NuPathe Inc. Registration Statement on Form S-1 (No. 333-166825)
Dear Mr. Riedler and Mr. Pitko:
     In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), NuPathe Inc. (the “Company”) hereby requests the acceleration of the effective date of the above referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), so that it will become effective on Tuesday, August 3, 2010, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Morgan, Lewis & Bockius LLP by calling James W. McKenzie, Jr. at (215) 963-5134. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Morgan, Lewis & Bockius LLP, Attention: James W. McKenzie, Jr., by facsimile to (215) 963-5001.
     In connection therewith, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this request, please contact James W. McKenzie, Jr. of Morgan, Lewis and Bockius LLP at
(215) 963-5134.

Very truly yours,

NUPATHE INC.

By:	/s/ Jane H. Hollingsworth

Name:	Jane H. Hollingsworth
Title:	Chief Executive Officer

cc:	James W. McKenzie, Jr. (Morgan, Lewis and Bockius LLP)
Michael N. Peterson (Morgan, Lewis and Bockius LLP)
David E. Redlick (Wilmer Cutler Pickering Hale and Dorr LLP)
Brian A. Johnson (Wilmer Cutler Pickering Hale and Dorr LLP)
Suzanne M. Hanlon, Esq. (NuPathe Inc.)